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                             January 22, 2024

       Ming-Chia Huang
       Chief Executive Officer
       MKDWELL Tech Inc.
       1F, No. 6-2, Duxing Road,
       Hsinchu Science Park,
       Hsinchu City 300, Taiwan

                                                        Re: MKDWELL Tech Inc.
                                                            Amended Draft
Registration Statement on Form F-4
                                                            Submitted on
January 8, 2024
                                                            CIK No. 0001991332

       Dear Ming-Chia Huang:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 15, 2023 letter.

       Amended Draft Registration Statement Submitted January 8, 2024

       Summary of the Proxy Statement/Prospectus, page 11

   1. Please revise the charts related to the corporate structure after the Business Combination, on pages 19 and 105, to
include an additional box to represent the existing shareholders of
                                                        MKD Taiwan who did not
participate in the Taiwan Reorganization and will continue to own 37.64% of MKD
Taiwan after the Business Combination based on their direct
                                                        ownership of shares of
MKD Taiwan.
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
January 22,NameMKDWELL
            2024          Tech Inc.
January
Page 2 22, 2024 Page 2
FirstName LastName
Proposal No 1 The Business Combination Proposal
Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 85

2.       We note your disclosure that the September 2023 financial projections reflect
         certain changes, such as    the changing economic and business outlook
in Mainland
         China    as well as    global competition, geopolitics, the U.S.
Federal Reserve   s interest rate
         hikes, [and] the overall market economy.    Please revise to clearly
describe how these
         factors changed since the March 2023 projections, quantifying where applicable. Further, update any risks in the Risk Factors section characterized as potential if you have experienced these risks. Finally, if applicable, revise your MD&A section to identify any known trend information that is reasonably likely to have a material effect on your results of operations or financial condition.
3. We note your revisions in response to prior comment 8. Please revise the September 2023 projections section to discuss the basis for, and limitations of, the projections and assumptions contained therein. Non-exclusive examples of disclosure that should be updated are:
             Revise to provide the basis for assumptions 1, 2, 3 and 4, quantifying where applicable, and discuss the factors or contingencies that would affect such growth from ultimately materializing;
             Revise to discuss in greater detail your planned camping RVs business, quantifying where applicable, and clarify the reason(s) why the launch of the camping RV business was postponed;
             Clarify the status of the potential projects with local governments and MKD Taiwan's current contracts or agreements, if any, with those local governments; and
             Revise to clarify the number of sales and/or leases of camping RVs as of the date of the prospectus.
Going concern and Capital Resources, page 123

4. We note that you removed disclosure related to your bank borrowings and outstanding payments, which was added in response to a prior comment. Please advise or revise.
Unaudited Pro Forma Condensed Combined Financial Information, page 140

5. Please correct the disclosures that indicate Cetus Capital's unaudited condensed balance sheet as of June 30, 2023 and unaudited condensed statement of operations for the six months ended June 30, 2023 are included in the filing, since they are not in the filing. Alternatively, you may indicate the interim financial statements are included in
         Cetus Capital's Form 10-Q for the period ended June 30, 2023.
6.       We note your revisions on page 141 in response to prior comment 11, but certain
         disclosures, elsewhere in the filing, appear to continue to indicate that you have assumed
         MKD BVI owns all the issued and outstanding ordinary shares of MKD
Taiwan
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
January 22,NameMKDWELL
            2024          Tech Inc.
January
Page 3 22, 2024 Page 3
FirstName LastName
         immediately prior to the Closing of the Business Combination or that MKD Taiwan is or will be wholly-owned (e.g., the third page of the letter to the Stockholders of Cetus
         Capital, page 14, page 77 and page F-96). Please ensure all disclosures in the filing are accurate and consistent. Also, since the Taiwan Reorganization resulted in the shareholders of MKD Taiwan exchanging their shares of MKD Taiwan for shares of
         MKD BVI, it appears to us you should not refer to this transaction being accounted for as a "reverse recapitalization."
7.       We note the financial statements presented in the columns labeled
MKD    appear to be
         those of MKD Taiwan. Please revise your column headings accordingly.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 145

8. We note your disclosures under B(2) related to the pro forma balance sheet and under
         B(2) related to the pro form statement of operations state the adjustments reflect the
         Taiwan Reorganization through the contribution of 62.36% of the share capital in MKD
         Taiwan to Cetus Capital, which is inconsistent with other disclosures throughout the filing that indicate MKD BVI will own a controlling interest of MKD Taiwan at the Closing and
         MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosures to resolve this inconsistency and revise the related pro forma adjustments, if applicable.
9. We note your response to prior comment 11 and the revisions to the pro forma financial statements, including adjustment 2 under the pro forma balance sheet and adjustment 2 under the pro forma statements of income. Please revise your disclosures to address the following:
             Provide separate adjustments to the pro forma balance sheet and pro forma statements of operations to reflect the elimination of the non-controlling interest recorded in
              MKD Taiwan's historical financial statements related to the existing non-controlling interest in MKD Jiaxing since that non-controlling interest will be acquired by MKD
              BVI and disclose the terms of the acquisition of that non-controlling interest by MKD
              BVI.
             Provide separate adjustments to the pro forma balance sheet and pro forma statements of operations to reflect the new non-controlling interest that will be required to be recorded to present the 37.64% non-controlling interest in MKD Taiwan that will not be owned by MKD BVI and disclose how each adjustment was calculated and determined. In this regard, it is not clear to us how the pro forma balance sheet adjustments were determined, since it appears adjustment (2) reduces the amounts of
              each equity line item in MKD Taiwan   s historical balance sheet
by 37.64%, and it is
              not clear to us where or how the new non-controlling interest is recorded. It is also not clear to us how the annual and interim pro forma statements of operations adjustments were determined, including why the adjustment in the annual period increased the pro forma net loss by 37% or why the adjustment in the interim period
 Ming-Chia Huang
MKDWELL Tech Inc.
January 22, 2024
Page 4
              decreased the pro forma net loss by 66%. Explain to us why you believe your accounting is appropriate and cite the specific authoritative accounting literature you relied on to support your conclusion.
10. Based on the assumptions underlying the interim pro forma statement of operations for the six months ended June 30, 2023, it appears you should provide a pro forma adjustment to eliminate the income earned by Cetus Capital from the assets held in the trust account under both redemption scenarios since the pro forma statements of income assume such assets were released from the trust account as of January 1, 2022 and would not have earned income during the interim period. Please revise.
PubCo   s Directors and Executive Officers After the Business Combination
Compensation, page 151

11. Please update this section to reflect the information for the last full fiscal year. Refer to
         Item 6.B of Form 20-F.
Certain Relationships and Related Party Transactions
Certain Transactions of MKD Taiwan, page 156

12. Please revise to include the required information as of the latest practicable date. Refer to
         Item 7.B of Form 20-F.
Experts, page 181

13. Please revise to also disclose information regarding the reliance on the expert who performed the audit of the financial statements of MKDWell Tech Inc. MKD Technology Inc.
Consolidated Financial Statements, page F-60

14. We note your response to prior comment 16. We also note the audited financial statements of MKD Technology Inc. in the filing are older than 12 months. Please be advised that Item 8.A.4 of Form 20-F and the corresponding instructions indicate, in the case of an initial public offering, audited financial statements not older than 15 months may be permitted if you are able to represent that: the company is not required to comply with the
       12-month requirement for the age of financial statements in any other jurisdiction outside the United States; and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide the required
FirstName LastNameMing-Chia Huang
       representations from management and file them in an exhibit to the registration statement
Comapany
       whenNameMKDWELL
              it is publicly filed.Tech  Inc.
                                    If you do not meet the above criteria,
please provide updated
Januaryaudited
         22, 2024financial
                    Page 4statements and related disclosures throughout the filing.
FirstName LastName
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
January 22,NameMKDWELL
            2024          Tech Inc.
January
Page 5 22, 2024 Page 5
FirstName LastName
Part II Information Not Required in the Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 23.6 Consent of Jingtian & Gongcheng, page II-1

15. Please revise your exhibit index to reference and file the opinion of your PRC counsel.
General

16. Please revise your registration statement to discuss and file the Letter of Consent and
         Waiver dated December 14, 2023.
17. Please revise your registration statement to discuss your upcoming special meeting of stockholders on January 31, 2024.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Michael T. Campoli